[LOGO] Cass
       Information
       Systems, Inc.

                               September 15, 2005

Cicely D. Luckey
Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Washington, D. C. 20549

            Re:   Cass Information Systems, Inc.
                  Form 10-K for the year ended December 31, 2004
                  Form 10-Q for the quarter ended March 31, 2005
                  File No. 333-44497

Dear Ms. Luckey:

Please accept these responses to the comments contained in your August 26, 2005 letter regarding the aforementioned filings and our initial response to your comments dated August 2, 2005. If you need further clarification on any response, please feel free to call me at the telephone number listed below.

      1. We have considered your response to comment 1 and question your classification of other income items (i.e., gain on the sales of investment securities) within revenues. These amounts should be presented below net interest income after the provision for loan losses pursuant to Rule 9-04 of Regulation S-X. Please advise or revise future filings accordingly to reclassify these amounts.

Per Regulation S-X Rule 5-01 "This article [5] shall be applicable to financial statements filed for all persons except - ... (d) Bank holding companies and banks (see Article 9)." Cass Information Systems, Inc. ("Cass"), by virtue of its ownership of Cass Commercial Bank, is a bank holding company. We therefore look to Article 9 Rule 9-04 for the Income Statement line items required by the Commission on applicable filings.

All income items listed as items 1 through 13 in Rule 9-04 are contained in our Income Statement as presented in the aforementioned filings. Items 1 through 12 relate to net interest income after provision for loan losses and Item 13, which is labeled "Other Income" relates to all noninterest income. Given that the total amount reported under Item 13 (noninterest income) for Cass Information Systems, Inc. greatly exceeds the sum of Items 1 through 12 (net interest income), the placement of Item 13 and its label "Other Income" obscures the operating results of Cass and has caused confusion with investors in the past.

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Therefore, we placed Item 13 above Items 1 through 12 and adjusted the heading to "Fee Revenue and Other Income". Other than these adjustments to the placement and heading, the content directly corresponds to Rule 9-04.

In addition, per Rule 9-04, under Item 13 "Other Income", companies must "Disclose separately any one of the following amounts, or any other item of other income, which exceed one percent of the aggregate of total interest income and other income. The remaining amounts may be shown as one amount, except for investment securities gains or losses which shall be shown separately regardless of size." Investment securities gains or losses are also referred to under Item 13 "Other Income" under (h) "Investment securities gains or losses." We have therefore included investment securities gains or losses under Item 13.

      2. We have reviewed your response to our prior comment 3 [accounting for an investment with a 19.99% equity interest under the cost method]. Given the investee has "performed poorly during the past few years", it is unclear why you believe the extension of a credit line does not create some level of dependence on your Company as the investor. This combined with your board representation appears to indicate you may have significant influence over this investee. Further, majority ownership interest by another investor does not necessary preclude the ability to exercise significant influence. Please further advise us your consideration of the facts and circumstances that lead you to believe that you have no significant influence over this investee.

The investment of Cass in Imaging Acceptance Corporation ("IAC") is accounted for under the cost method due to the absence of significant influence of Cass on IAC. The factors considered in this determination were derived mainly from Accounting Principles Board ("APB") Opinion No. 18 (As amended), but also from other authoritative literature and guidance issued by the Securities and Exchange Commission and its staff.

The first factor evaluated is Cass' ownership interest in IAC. Cass has a 19.99% voting stock interest in IAC. APB Opinion 18, paragraph 17 states "...an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated." The remaining 80.01% is held by IAC Acquisitions LLC ("Majority Holder") and is not distributed among smaller investors with no controlling interest. The Financial Accounting Standards Board issued Interpretation No. 35 (As Amended) ("FIN 35") to clarify the criteria for applying the equity method. FIN 35, paragraph 4 provides examples of indicators that an investor may be unable to exercise significant influence over the investee, even if the investor owns more than 20% of the voting stock. Paragraph 4c states "Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor." Although the relationship with the Majority Holder is not acrimonious, the Majority Holder has its own management team in place running the day-to-day operations of IAC and has the wherewithal, intent and ability to provide funding in excess of the equity represented by its voting stock. The Company's Certificate of Incorporation also provides additional rights, detailed below, to the Majority Holder that significantly limit the influence that Cass has on IAC.


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The second factor considered is whether the extension of a line of credit by
Cass to IAC increases the influence of Cass on IAC to a significant level. This line of credit replaced a line that had been provided by a nonaffiliated commercial bank. Cass, as a bank holding company, routinely provides lines of credit to companies that have similar financing requirements. The purpose of the line is to provide working capital to IAC and the terms and conditions are comparable to other lines of credit offered by Cass to its customers. The line is collateralized by receivables, inventory and equipment. It revolves according to a borrowing base and the interest rate floats over prime. The line contains the usual rights and privileges granted a secured lender but does not serve as equity, does not include voting rights and does not fund IAC losses. The Majority Holder provides 50% of the funding for and has a 50% interest in this line of credit. In addition, the Majority Holder also provides significant funding directly to IAC. As of July 31, 2005, unrelated financial institutions provided $2,020,000, or 22% of the IAC debt outstanding, Cass provided $1,602,000, or 17%, and the Majority Holder provided $5,563,000, or 61%. IAC is certainly not dependent on Cass for funding. In determining if the Cass line of credit increased Cass' influence over IAC, it is noted that loans made in the normal course of business do not generally provide the lender with significant influence over debtors. In fact, influence exerted on management can imperil the collateral position of the lender, render guarantees invalid and lead to other lender liability issues.

The third factor considered is board representation. Although Cass has representation on the IAC Board, it is a minority representation with one seat out of five. One seat is currently vacant. All other directors are officers of IAC and are affiliated with the Majority Holder. The Cass board seat exists solely in recognition of Cass' minority interest. Cass has no right to representation on any committee of the Board, and is not a member of any committee. As a result, Cass has limited influence in the policy-making process of IAC, which is effectively controlled by the Majority Holder. It should be noted that, if the vacant Board seat were to be filled, the Majority Holder, by reason of its control of a majority of the voting shares, would be able to fill it. This, combined with the rights granted to the Majority Holder in IAC's Certificate of Incorporation, significantly limits the influence that Cass has on IAC.

The following additional factors, obtained from APB Opinion No. 18, are also reviewed to determine whether they could lead to a conclusion that Cass has significant influence over IAC.

      1.    Shared Management Personnel

            There is no interchange of management between Cass and IAC. The President/CEO of IAC is employed by a company owned by the Majority Holder. The Majority Holder provides a staff to IAC for consulting on technology, marketing and management issues. The financial management is controlled by the Majority Holder. Finally, all decisions regarding operations, staffing, marketing and all other key areas are made by the staff and representatives of the Majority Holder.


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      2.    Specific approval requirements for operating decisions, policy, budgets, selection and compensation of management, etc.

            Cass has no approval rights for any of these decisions, all of which are controlled by the Majority Holder. The Majority Holder, by the Certificate of Incorporation and Investment Agreements has other rights and privileges. For example, The Majority Holder must approve IAC's performance and capital budgets, any indebtedness or incurrence of liens over $100,000, any transactions with affiliates, the appointment or dismissal of IAC's CEO, the employment arrangements of IAC's CEO and senior management or the creation of any subsidiary. FIN 35 provides another example of an indicator that an investor may be unable to exert significant influence over an investee even if the investor owns 20% or more of the voting stock in paragraph 4c which states "The investor and investee sign an agreement under which the investor surrenders significant rights as a shareholder." The granting of these rights to the Majority Holder significantly limits the influence that Cass has over IAC.

      3. Significant intercompany transactions including administrative support, human resources, business development, finance, etc.

            Cass has no such intercompany transactions with IAC.

      4.    Significant source of customers or supplies.

            Cass is not a source of customers or supplies to IAC and IAC is not a source of customers or supplies to Cass.

      5.    Economic Dependence

            As discussed above, other than the 19.99% equity investment, the only economic relationship of Cass with IAC is the secured line of credit that could be provided by another financial institution. The Majority Holder not only participates in 50% of this line, but also provides a majority of the IAC debt outstanding.

      6.    Technological Dependence

            There is no technology transfer.

In summary, and in light of all the facts and circumstances related to the investment in IAC, we do not believe that Cass has significant influence over IAC for the following reasons:

      o IAC has only two equity investors. Cass holds 19.99% of IAC's voting stock and IAC Acquisitions LLC holds 80.01% of IAC's voting stock.

      o While Cass has provided a line of credit to IAC, the Majority Holder provides 50% of the funding for the line and has a 50% interest in the line. In addition to this line, the Majority Holder also lends directly to IAC, on a subordinate basis. As of July 31, 2005, Cass provided only 17% of IAC debt outstanding. IAC is not dependent on Cass for funding.


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      o     Cass holds one of five IAC board seats. One seat is currently vacant. The vacant seat could be filled by the Majority Holder due to its control. The other three seats are held by the Majority Holder.

      o Cass provides no management or other personnel to IAC; the Majority Holder provides and effectively controls management.

      o Cass has no specific approval or veto rights with respect to decisions of IAC (other than the right to elect one director by virtue of its ownership of IAC stock). The Certificate of Incorporation provides that most significant corporate matters must be approved by the Majority Holder.

      o There is no customer/supplier relationship between Cass and IAC or any technology transfer. Although Cass provides a line of credit for a minority of IAC's debt, IAC is not dependent on Cass for financial support. Cass believes that, because of the quality of IAC's receivables, inventory and equipment collateral, alternative credit could be obtained by IAC from an unrelated financial institution.

If you have any questions or require any additional information please call me at (314) 506-5502.

                                   Sincerely,


                                   /s/ Eric H. Brunngraber

                                   Eric H. Brunngraber
                                   Chief Financial Officer